

May 8, 2023

Mohit Singh
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re: Chesapeake Energy Corporation**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed on February 22, 2023**
> **Form 8-K filed on May 2, 2023**
> **File No. 001-13726**

Dear Mohit Singh:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 53

1. We note that your discussion of the results of operations compares the year ended December 31, 2022 with the combined 2021 Successor and Predecessor periods. Your discussion is also supplemented with various tables that combine the 2021 Successor and Predecessor periods that contain the heading "Non-GAAP combined." Please revise your disclosures to eliminate any discussions and tables that present this combined information. We do not believe such a presentation is appropriate as the Predecessor and Successor financial statements are those of different reporting entities, prepared using a different basis of accounting, and are not comparable. Please refer to the guidance in FASB ASC 852-10-45-26 and 45-27.

Adjusted Gross Margin by Operating Area, page 57

2.   Revise your disclosure of the non-GAAP measure, Adjusted Gross Margin by Operating Area, to provide a reconcilation of these measures on an operating area basis to their most directly comparable GAAP measure as required by Item 10(e)(i)(1)(b) of Regulation S-K. Please identify Adjusted Gross Margin by Operating Area as a non-GAAP measure under your Non-GAAP Measures section presented on page 61 and provide all relevant disclosures required by Item 10(e) of Regulation S-K.

Form 8-K filed on May 2, 2023

Exhibit 99.2
Adjusted Gross Margin (unaudited), page 6

3.   Consistent with the comment above, revise your disclosure of the non-GAAP measure, Adjusted Gross Margin by Operating Area, to provide a reconcilation of these measures on an operating area basis to their most directly comparable GAAP measure as required by Item 10(e)(i)(1)(b) of Regulation S-K. Please identify Adjusted Gross Margin by Operating Area as a non-GAAP measure under your Non-GAAP Measures section presented on page 8 and provide all relevant disclosures required by Item 10(e) of Regulation S-K.

Non-GAAP Financial Measures, page 8

4.   We refer you to page 9. Please revise the net income per share amounts after adjustments that are presented alongside Adjusted net income (Non-GAAP) to be labeled as non-GAAP earnings per share. Additionally, please identify this non-GAAP per share measure in your discussion on page 8 and provide all required disclosures under Item 10(e) of Regulation S-K.

5.   We refer you to page 11 and the reconciliation of Adjusted free cash flow (non-GAAP). Please tell us the nature of the adjustment free cash flow associated with assets under contract and your consideration of Question 100.01 of the Compliance Disclosure & Interpretations issued by the Division of Corporation Finance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation